UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. __)*

THE SECURITIES EXCHANGE ACT OF 1934

New Mountain Guardian IV Income Fund, L.L.C.
(Name of Issuer)

Units of Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number)

New Mountain Guardian IV Income Rated Feeder II, LTD. c/o New Mountain Credit CLO Advisers, L.L.C. Attention: Cyrus Moshiri 1633 Broadway, 48th Floor New York, NY 10019 (212) 720-0300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N/A

1	Name of Reporting Persons New Mountain Guardian IV Income Rated Feeder II, LTD.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Bermuda

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,000,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 15,000,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,000,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Units * ☐

13	Percent of Class Represented by Amount in Row (11) 61.2%

14	Type of Reporting Person CO

CUSIP No.      N/A

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the units of limited liability company interests (the "Units") of New Mountain Guardian IV Income Fund, L.L.C. (the "Issuer"). The principal executive office of the Issuer is 1633 Broadway, 48th Floor, New York, New York 10019.

Item 2.	Identity and Background.

(a) – (c)

This Schedule 13D is being filed by New Mountain Guardian IV Income Rated Feeder II, LTD., an exempted company incorporated in Bermuda (the "Reporting Person"). The Reporting Person’s business address is c/o New Mountain Credit CLO Advisers, L.L.C., 1633 Broadway, 48th Floor, New York, NY 10019.

The principal business of the Reporting Person is acting as an investment holding company. The Reporting Person is managed by a Board of Directors (the "Board") consisting of 3 or more directors which act by a majority vote such that no one director has power over the entity. The adviser to the Reporting Person is New Mountain Credit CLO Advisers L.L.C. (the "Adviser"). The Adviser acts at the discretion of the Board and does not have investment discretion.

Set forth on Annex A attached hereto is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of the Reporting Person. To the best of the Reporting Person's knowledge, except as otherwise set forth herein, none of the persons listed on Annex A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(d) During the last five years, none of the Reporting Persons, nor any person listed on Annex A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor any person listed on Annex A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for citizenship of the Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 5, 2024, the Reporting Person entered into a subscription agreement with the Issuer (the "Subscription Agreement") whereby the Reporting Person agreed to purchase Units for an aggregate purchase price equal to $264,405,000 (the "Capital Commitment"). Pursuant to the Subscription Agreement, the Reporting Person will be required to make capital contributions to purchase Units at a specified time (subject to applicable cure periods) each time the Issuer delivers a drawdown notice, which will be issued based on the Issuer’s anticipated investment activities and capital needs in an aggregate amount not to exceed the Capital Commitment. On May 2, 2024, the Issuer delivered a capital drawdown notice to Reporting Person, pursuant to which Reporting Person was obligated to make a capital contribution to purchase 13,220,250 Units at $10.00 per unit for an aggregate purchase price of $132,202,500. The purchase is expected to close on or about May 21, 2024. The source of funds for the purchase of such Units is the Reporting Person’s working capital received from the issuance of promissory notes to its investors. Additionally, the information contained in Item 6 below is incorporated herein by reference.

Pursuant to the Net Settlement Agreement (the "Net Settlement Agreement"), dated April 5, 2024, New Mountain Guardian Investments IV Unlevered, L.L.C. (the "Sponsor") agreed to transfer to the Reporting Person 1,779,750 Units and unfunded capital commitments in the amount of $17,797,500 in exchange for residual interests in the Investment Series (as such term is defined in the Net Settlement Agreement) of the Adviser, which holds securities of the Reporting Person. On May 2, 2024 the Issuer's NAV was determined and the Sponsor became obligated to transfer 1,779,750 Units to the Reporting Person at a transfer price equal to $10.04, which transfer is expected to close on or about May 21, 2024.

The foregoing descriptions of the Subscription Agreement and Net Settlement Agreement do not purport to be complete and are qualified in their entirety by reference to each of the Subscription Agreement and Net Settlement Agreement, copies of which are attached hereto as Exhibit A and Exhibit B, respectively, and are incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information contained in Item 3 above and Item 6 below is incorporated herein by reference.

The acquisition of the Units as described under Item 3 is solely for investment purposes. The Reporting Person evaluates its investments in the Units on a continual basis.

The Reporting Person reserves the right to be in contact with members of the Issuer’s management, the members of the Issuer’s board of directors, other significant unitholders and others regarding alternatives that the Issuer could employ to increase unitholder value. The Reporting Person reserves the right to effect transactions that would change the number of Units they may be deemed to beneficially own.

The Reporting Person further reserves the right to act in concert with any other unitholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer’s management, the Issuer’s board of directors, the Issuer’s unitholders, and others.

The Reporting Person has no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Person with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

(a)           As of the date hereof, the Reporting Person beneficially owns 15,000,000 Units representing 61.2% of the outstanding Units. The beneficial ownership percentage assumes that there are 24,525,250 Units outstanding based on information provided by the Issuer assuming the closing of the transactions disclosed herein.

(b)          The Reporting Person has the sole power to vote and dispose of the 15,000,000 Units.

(c)          Except as disclosed in this Schedule 13D, the Reporting Person has not effected any transaction in the Units of the Issuer during the past 60 days.

(d)          No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units covered by this Schedule 13D.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Items 3, 4 and 5 hereof is incorporated by reference to this Item 6.

On April 5, 2024, the Reporting Person entered into an Amended and Restated Limited Liability Company Agreement (the "Issuer LLC Agreement"), as amended by amendment no. 1 thereto (the “Amendment”), and Subscription Agreement with the Issuer and executed the Net Settlement Agreement as more fully discussed in Item 4.

Pursuant to the Subscription Agreement, the Reporting Person has agreed to purchase Units from the Issuer for an aggregate purchase price of up to $264,405,000. Pursuant to the Net Settlement Agreement, the Reporting Person agreed to assume $17,797,500 in unfunded Capital Commitments. As of the date hereof, pursuant to the Subscription Agreement and Net Settlement Agreement, the Reporting Person's Capital Commitments to the Issuer total $282,202,500 with $132,202,500 drawn down to date. Additional purchases of Units for a purchase price up to the Capital Commitment may occur in one or more subsequent closings on dates to be selected by the Issuer in accordance with the Issuer LLC Agreement. The purchase price for future drawdown dates will be (i) where the then-current per Unit net asset value ("NAV") plus allocable Organizational and Offering Expenses (as defined in the Issuer LLC Agreement) is greater than or equal to $9.70, $10.00, (ii) where the then-current per Unit NAV plus allocable Organizational and Offering Expenses per Unit is greater than or equal to $9.70, $10.00, and (iii) where the then-current per Unit NAV plus allocable Organizational and Offering Expenses per Unit is less than $9.70, at least the greater of (A) Per Unit NAV plus allocable Organizational and Offering Expenses per Unit and (B) $9.50. The Per Unit NAV at the time of such issuances may be greater than or less than the offering price. The assignability and transferability of the Units are governed by the Issuer LLC Agreement, which imposes substantial restrictions on transfers.

The foregoing descriptions of the Subscription Agreement, Net Settlement Agreement, Issuer LLC Agreement and Amendment do not purport to be complete and are qualified in their entirety by reference to the Subscription Agreement, Net Settlement Agreement, Issuer LLC Agreement and Amendment, copies or forms of which are attached as Exhibit A, Exhibit B, Exhibit C and Exhibit D, respectively, hereto and are incorporated herein by reference.

Pursuant to the Issuer LLC Agreement, Reporting Person shall vote its Units in the same proportion as the votes cast by all other holders of the Units. The assignability and transferability of the Units are governed by the Issuer LLC Agreement, which imposes substantial restrictions on transfers.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Item 2 hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Subscription Agreement

Exhibit B – Net Settlement Agreement

Exhibit C – Amended and Restated Limited Liability Company Agreement of the Issuer (incorporated by reference to Exhibit 3.1 of the Issuer’s Annual Report on Form 10-K filed with the Commission on March 5, 2024).

Exhibit D – Amendment to the Amended and Restated Limited Liability Company Agreement of the Issuer (incorporated by reference to Exhibit 3.2 of the Issuer’s Current Report on Form 8-K filed with the Commission on July 13, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2024	NEW MOUNTAIN GUARDIAN IV INCOME RATED FEEDER II, LTD.

	By:	/s/ Adam Weinstein
	Name:	Adam Weinstein
	Title:	Authorized Signatory

ANNEX A

EXECUTIVE OFFICERS AND DIRECTORS

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Christopher Ford, Director	Vice President, Walkers Corporate (Bermuda)	Walkers Corporate (Bermuda) Limited, Park Place, 55 Par-La-Ville Road, Hamilton, HM 11, Bermuda	Bermuda
Nilani Perera, Director	Senior Vice President, Walkers Fiduciary Limited	Walkers Fiduciary Limited 190 Elgin Avenue, George Town Grand Cayman KY1-9008 Cayman Islands	Cayman Islands
Karen Ellerbe, Director	Senior Vice President, Walkers Fiduciary Limited	Walkers Fiduciary Limited 190 Elgin Avenue, George Town Grand Cayman KY1-9008 Cayman Islands	Cayman Islands
Robert O'Dolan, Director	Vice President, Walkers Fiduciary Limited	Walkers Fiduciary Limited 190 Elgin Avenue, George Town Grand Cayman KY1-9008 Cayman Islands	Cayman Islands
Walkers Corporate (Bermuda) Limited, Secretary	N/A	Walkers Corporate (Bermuda) Limited, Park Place, 55 Par-La-Ville Road, Hamilton, HM 11, Bermuda	Cayman Islands